UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

____________Herzliya 4614001, Israel____________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒         Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐        No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated January 13, 2014 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Re: General Meetings of Shareholders and Warrant (Series 2) holders of XTL Biopharmaceuticals Ltd.

Following the immediate report of XTL Biopharmaceuticals Ltd. (the "Company") of December 18, 2014, regarding convening general meetings of shareholders and warrant (series 2) holders of the Company, the Company hereby announces that in the absence of a required legal quorum, both said general meetings, scheduled for January 12, 2014, were postponed and took place today, January 13, 2014. The general meeting of shareholders of the Company convened at 11:00AM (Israeli Standard Time – "IST"), and the general meeting of warrant (series 2) holders of the Company convened at 12:00PM (IST) (the "Deferred Meetings"). The votes cast in the Deferred Meetings were as follows:

In the meeting of shareholders of the Company, 64,687,148 votes participated : 64,275,065 (99.36%) voted in favor of the proposed resolution and 412,083 (0.64%) voted against it. Counting only those shareholders of the Company who do not hold warrants (series 2) of the Company as well, 31,002,179 votes participated : 30,590,096 (98.67%) voted in favor of the proposed resolution and 412,083 (1.33%) voted against it.

In the meeting of warrant (series 2) holders of the Company, 8,038,887 votes participated. 8,038,887 (100%) voted in favor of the proposed resolution.

In light of the above, it was resolved to approve the extension of the term of warrants (series 2) of the Company until October 28, 2014, in accordance with the request for a settlement filed with the Tel-Aviv-Jaffa district court.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia and lupus.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: January 13, 2014	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer